Mail Stop 4561

December 24, 2008

Kevin T. Parker
Chairman, President & CEO
Deltek, Inc.
13880 Dulles Corner Lane
Herndon, VA 20171
Via Fax also (703) 880-0684

  Re: **Deltek Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2007
    Filed March 31, 2008

    Definitive Proxy Statement on Schedule 14A
    Filed April 3, 2008

    Form 10-Q for the Nine Months Ended September 30, 2008
    Filed November 14, 2008
    File No. 001-33772

Dear Mr. Parker:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

       Sincerely,

       Mark P. Shuman
       Branch Chief - Legal